

August 17, 2012

Via E-mail
Mark Saxon
President and Chief Executive Officer
Tasman Metals Ltd.
#1305 - 1090 West Georgia Street
Vancouver, British Columbia, V6E 3V7

>   **Re: Tasman Metals Ltd.**
>   **Form 40-F for the year ended August 31, 2011**
>   **Filed December 28, 2011**
>   **File No. 001-35307**

Dear Mr. Saxon:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1.   Please provide an analysis as to whether the Company meets the definition of 'investment company' under Section 3(a) of the U.S. Investment Company Act of 1940 and, if so, whether the Company comes within any exception to such definition or is otherwise exempt from registration with the SEC as an investment company. In your response, please provide specific facts that will enable the staff to make a determination as to the investment company status of the Company. Please note that the 'objective test' of Section 3(a)(1)(C) requires analysis of the Company's assets on an unconsolidated basis; the financials currently available to the staff as an Exhibit to the Company's most recently filed Form 40-F are consolidated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have questions regarding our comments.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc (via email): Craig Stoner